

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
900 Veterans Blvd
Suite 500
Redwood City, CA 94063

> **Re:** **Redwood Mortgage Investors VIII**
> **Form 10-K**
> **Filed April 14, 2011**
> **File No. 000-27816**

Dear Mr. Burwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

1. We note your disclosure that the payment terms of your amended and restated loan agreement with your lending banks necessitate that foreclosed assets be sold when prices and conditions permit. Please provide us with a more detailed description of the terms of your amended and restated loan agreement as it relates to foreclosed assets. In addition explain to us how you have factored these terms into any impairment analysis performed during the year ended December 31, 2010 and any subsequent quarterly period.

Form 10-Q for the quarterly period ended September 20, 2011

Item 1 – Financial Statements

Note 4 – Loans, page 16

2. We note that you have foreclosed on a number of loans during the current period. For each loan foreclosed during 2011 please provide us with the following information:

- the gross amount of the loan foreclosed
- the specific allowance recorded on the loan at the time of foreclosure
- the fair value of the property at the time of foreclosure
- the total impairment charge recorded at the time of foreclosure
- the balance sheet classification of each property at the time of foreclosure (held for sale or held for investment)

Additionally, tell us the steps taken by the company to ensure the property was properly valued at the time of foreclosure. To the extent the company has decided to hold onto a property until market conditions improve, explain to us how you determined you have the ability to hold onto the property until recovery given the terms or your amended and restated loan agreement.

3. We note that approximately $101,000 of your total recorded investment in loans of $110,000 is considered impaired as of September 30, 2011. Additionally, we note that approximately $92,000 is in non-accrual status. Explain to us how you determined that your allowance of $32,000 was adequate as of September 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief